SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID: 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM REGISTRATION No. 1431-1

Minutes of the eighty-eighth extraordinary meeting of the board of directors

1. PLACE: Rua Coronel Dulcídio, nº 800, city of Curitiba, State of Paraná 2. DATE AND TIME: February 10, 2009 - at 9:00 am. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Executive Secretary. 4. AGENDA AND RESOLUTION:

I. Approval of:
a. the submittal to the Annual Shareholders’ Meeting of the proposal by the Majority Shareholder to create an Environmental and Corporate Citizenship Department at Copel;
b. the calling of a Shareholder’s Meeting on March 13, 2009 to deliberate on the matter; and
c. the appointment of Ms. Marlene Zannin as Environmental and Corporate Citizenship Officer once the creation of the new department is approved.

II. Approval of the intervenience and provision of surety by Copel for the BNDES loan to Copel Geração e Transmissão S.A. for construction of the Mauá Hydroelectric Plant.

III. Approval of the substitution by Mr. Osmari Penteado Santos of Mr. Agnaldo Alves as member of the fiscal councils of Sercomtel Celular S.A. and Sercomtel S.A. Telecomunicações.

IV. Approval of the calendar of ordinary meetings of the Board of Directors for 2009.

V. Presentation to the Board of Directors of Copel’s projects in the areas of biofuel and small thermal electric power plants.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI - Executive Secretary; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILDO ROSSATO; e ROGÉRIO DE PAULA QUADROS.

The full text of the Minutes of the 88th Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 08, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.